EXHIBIT 99.1

1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

March 24, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-06-08

QUATERRA ANNOUNCES PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that the Company has received conditional TSX Venture Exchange approval and is applying for AMEX approval of listing of such additional shares for a non-brokered private placement of up to US$12,800,000, or 4,000,000 Units at a price of US$3.20 per Unit (the “Offering”).

All the common shares and warrants issued pursuant to the Offering will bear a legend restricting the shares from trading for a period of four months from closing and, in addition, will bear U.S. legending restricting sales except outside the U.S. in accordance with Rule 904 of Regulation S or in the U.S. in accordance with applicable U.S. securities laws and regulations. Closing is anticipated to occur imminently. Finders fees may be payable with regard to the sale of some of the Units comprising the Offering.

Each Unit offered will include one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at US$4.20 per share for a period of 18 months from closing. The warrants will contain a provision that in the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from closing, the Company may accelerate the expiry date of the Warrants by providing notice to the shareholders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

Proceeds of the offering will be used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada; uranium pipe targets on the Arizona Strip; and general corporate purposes.

Quaterra Resources Inc. (AMEX: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com. The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.